UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-296217) and the Registrant’s Registration Statements on Form S-8 (File Nos. 333-292927 and 333-295632), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2026.
99.3	Press Release, dated August 13, 2026.
99.4	Form 52-109F2 Certification of Interim Filings by CEO.
99.5	Form 52-109F2 Certification of Interim Filings by CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: August 13, 2026	By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Financial Officer